(Letterhead of Branden T. Burningham, Esq.)

December 12, 1997


U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549


Re: Consent to be named in the S-8 Registration Statement of Bingo & Gaming International, Inc., an Oklahoma corporation
       (the "Registrant"), SEC File No. 0-10519, to be filed on or about December 15, 1997, covering the registration and issuance of (i) 32,500 shares of common stock to one individual consultant; (ii) 15,717 to two individual consultants; and (iii) options to purchase an aggregate of 300,000 shares of common stock to two individual consultants


Ladies and Gentlemen:

          I hereby consent to be named in the above referenced Registration Statement, and to have my opinion appended as an exhibit thereto.

                                   Sincerely yours,

                                   /s/ Branden T. Burningham

cc:    Bingo & Gaming International, Inc.



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